

Overview

Altcoin.io's mission is to bring the entire altcoin community together in creating a transparent, trustworthy, and honest market. Using Atomic Swap technology, we're creating a decentralized exchange (DEX) that guarantees the security of your funds. With an unparalleled focus on user experience, security, and design, our users will make trades faster without ever losing control of their coins or worrying about exposing themselves to risk.

OUR AMBITION

We believe cross-chain decentralized exchanges are the future of cryptocurrency – centralized exchanges will soon become obsolete. With our Atomic Swap Wallet, you can exchange tokens without third parties and without ever losing control of your token. Our goal is to put thousands of different Altcoins into our network. With our safe exchange and excellent customer service, we will become the preferred platform for both novice and experienced traders alike.

WHAT, NO ICO?!

Before you go any further, please note we are not conducting an ICO nor have we raised funding for this project thus far. As a result, we are driving focus, accountability, and discipline into our team's culture to remain focused on development and innovation. We do not believe every blockchain project needs a utility token to function or needs to conduct an ICO to be successful. As a team, we're more focused on earning trader's trust with our developments and are simply working to make cryptocurrency trading more secure for everyone.

Bitcoin Heists - A Timeline
Many of the thefts from bitcoin exchanges since June 2011.

Date	Exchange	Bitcoins missing
Apr 17	Yapizon	3,816
Oct 16	Bitcurex	2,300
Aug 16	Bitfinex	119,756
May 16	Gatecoin	250
Mar 16	CoinTrader	81
Mar-Apr 16	ShapeShift	469
Mar 15	Allcrypt	42
Feb 15	KipCoin	>3,000
Feb 15	Bter	7,170
Jan 15	796 Exchange	1,000
Jan 15	Bitstamp	<19,000
Aug 14	BitNZ	39
Jul 14	Cryptsy	11,325
Jul 14	Moolah/Mintpal	>3,700
Mar 14	Poloniex	97
Feb 14	Mt.Gox	650,000
Nov 13	BIPS	1,295
May 13	Vircurex	1,454
Dec 12	BitMarket.eu	18,788
Sep 12	Bitfloor	24,000
Jul 12	BTC-e	4,500
Jul 12	Bitcoinica	40,000
Jul 12	Mt.Gox	1,852
May 12	Bitcoinica	18,547
May 12	Bitcoinica	43,554
Oct 11	Bitcoin7	5,000

Centralized exchanges are virtual honeypots for hackers. Beneath a veneer of by-passable security, lies a cache worth billions of dollars. All they need do is exploit a single weakness to access the funds of every trader doing business on that platform.

And what do you know about your centralized exchange? Who runs it? What security protocols do they use? Is there a business interruption plan? Do they underwrite any of your risk?

Many centralized exchanges lack basic customer service. They keep you in the dark, leaving no-one accountable when things go wrong. It's like handing your car keys to a stranger and asking them to park your car for you. They could crash it, steal it, park it in the wrong place, lose the keys or sell them to someone else. Once they've taken the keys, you've got no control, no transparency, and no guarantees.

If decentralized digital currencies are the future, why do we trust our altcoins to centralized exchanges that are a clear target for hackers around the world?

Altcoins will see explosive growth over the upcoming years. For that to continue, we need a decentralised exchange to give traders a safe, secure way to transfer their coins.

Surces: Reuters, Professor Tyler Moore at the University of Tulsa, CrypotoCompare and various websites.

A better Way

Altcoin.io's mission is to create a decentralized cryptocurrency exchange built by traders for traders. We want to empower everyone, regardless of market knowledge, to trade altcoins securely and with confidence.

Decentralized means building a way for people to trade cryptocurrencies peer-to-peer without ever losing control of their tokens. If our service goes down or is hacked, users' tokens are never in harm's way. All we do is connect one individual to another individual, and we never have any custodial risk. We're essentially the marketplace. We facilitate trades between peers without ever touching your tokens.

With a centralized exchange, you have to trust the exchange. You would typically have to deposit Bitcoin and that would allow you to buy other types of cryptocurrencies, such as Altcoin. The difference between us and them is that with a decentralized exchange, you cannot lose your coins through hardware failure, lost credentials, theft or other cyber crime, whether internal or external. You're fully in control of your tokens at all times.

For the cryptocurrency market to evolve, we have to develop a safe way to trade. When you read about these centralized exchange hacks, it's hard to know who to trust. We believe that's what's going to take this industry from where we are today, which is around a $600 billion market cap, up to a $1 trillion or $2 trillion market cap is where new investors to the market know they're not going to lose all of their funds from a centralized exchange hack.

Why altcoin.io?


Security
Putting your security above everything else.


Experience
Focusing our passion, creativity, and expertise on making a better user experience for you.


Trust
Earning your trust with every interaction.


Customer service
Caring about you and always being there when you need us.


Community
Believing in the power of this amazing community and driven by your needs.


Transparency
Being accountable for our decisions, and owning up to our mistakes.

- ## Beautiful user experience
  We want to create the easiest way for people to trade securely with atomic swaps.

- ## Protect your funds from hackers
  No central repository, no single point of failure, no virtual honeypot for cybercriminals. Your funds are as secure as the blockchain itself.

- ## Retain control of your coins
  Trade directly from your wallet without ever handing your coins to a third party. Your coins stay yours until the moment your trade takes place.

- ## Trade diverse coins
  Altcoin.io's doesn't store coins so doesn't have to pick winners. Our network of traders will mean the widest selection of coins at the best available prices.

- ## No hacks or server downtime
  Never miss a day's trading due to server maintenance, cyber hacks, or other downtime.

- ## Get help when you need it
  Altcoin.io's commitment to customer service is one of the biggest competitive advantages in the market, giving traders real support when they need it.

We want to be the decentralized Coinbase. They grossed $1 billion dollars in revenue in 2017 by making it really easy to buy Bitcoin, Ethereum, Litecoin, and Bitcoin Cash. We want to do the same for the hundreds or thousands of other altcoins, but in a way that's decentralized, easy to use, and builds trust with every action that a trader makes within the exchange. But most importantly, Altcoin.io won't have a single point of failure, so you won't lose your funds (or trading time) when the service goes down.

We also want to be a transparent company that provides a high level of customer support. Over the last few years, new traders have struggled to understand how to buy certain digital assets through centralized exchanges. We're looking to make it as easy as possible to use our service – just like Coinbase did for Bitcoin.

How altcoin.io works



From a technical standpoint, we store all of your tokens on the blockchain. That means it is stored securely where we do not have access to it. Only you have access to your funds because only you have your private key. If you have a Bitcoin wallet, there are private keys attached to it. We never have access to those either internally or externally. Only you do. You have your tokens stored on the blockchain and then we connect you with another individual that also has tokens stored on the blockchain. Then we do something called an atomic swap that essentially removes the middle man from the exchange process. So Coinbase can be thought of as a middleman where you put in U.S. dollars and you purchase Bitcoin and they have control of that Bitcoin. It is stored on their web-based wallets not in the blockchain. If they get hacked, you would lose your Bitcoin.

Since we're storing everything "on-chain," you have full control. An atomic swap is atomic in the sense that if the transaction isn't successful, neither party loses out – the swap takes place or it doesn't. There are no half measures.

Our atomic swaps use hashed-time-locked-contracts (HTLCs). These ensure that neither party can take the offered funds without first offering their own. For example, let's assume Alice and Bob want to exchange BTC for ETH. Alice sends her BTC, Bob sends his ETH, and each declares receipt of their new coins by confirming a cryptographic code, issued by the HTLC. If neither or only one of them confirms the code within a set timeframe, both sets of coins return to their original owners and the exchange is cancelled.

You don't trust the other individual, but you still want to trade. You also don't trust a centralized reserve, or a centralized exchange, where you have to pre-deposit your money. It's similar to an escrow service. We've enabled people to exchange tokens in a way that's entirely trustless because the transaction will either go through entirely or it's going to completely fail.

You can think of an atomic swap as similar to a bank vault that requires two simultaneous key turns to open. If one person is out of sync or doesn't turn their key, nothing happens (and their coins are returned). But if both do as they're supposed to, the vault opens, and each gets their new coins.

If you trade using Atomic Swaps, your safety is guaranteed. Your funds stay in your wallet until the exchange takes place. No handing them over to a centralized repository, no relying on the code of a smart contract, so no single point of failure. You stay in control of your coins the entire time.

In the future, using our Atomic Swap order matching engine, you will be able to trade in two ways. Either by setting your own token price, or by using a fair market value as calculated using other markets' relative price. This lets you list niche coins that can't be traded on other exchanges. You get the best of both worlds—a larger selection of coins to trade but at prices lower than other exchanges.

We believe atomic swaps are going to change everything and in the future can take down giants like Bittrix, potentially even Coinbase. At the core of it, atomic swaps take out the middleman that centralized exchanges charge for and replace it with a floating mathematical algorithm that gives you the ability to switch both tokens simultaneously so the next time that you check your cryptocurrency wallet, whatever you agree to exchange is there. It's similar to a smart contract where X can be released when A and B are met: we basically process a script that processes the transaction. Atomic swaps are a decentralized exchange's best friend – while there are many peer-to-peer solutions, the toughest challenge with peer-to-peer is trust.

When we create a wallet, it's created with a unique key. We essentially use a smart contract to lock your funds and put it on the blockchain where only you have access to it. Then we lock it in two ways. One is with mnemonic passphrases, which are 12 words that you write down and store so you can access your wallet through our web application and another computer. Or if you want to access it from your mobile device, you just need to enter in the 12 words that only you know. We don't store that information. The pro is that only you have access, but if you lose those 12 words, we can never get your tokens back, so it's paramount that people store the mnemonic passphrases.

On top of that, we encrypt the wallet with a secure password. To access the wallet you would have to somehow get your private keys on the blockchain and then be able to hack a smart contract that would hold your funds. As a company, soon we're going to be issuing a bug bounty where we're going to have some of the wallets and some funds stored in a smart contract on the blockchain. And if you can hack it, you'll be able to keep the funds.

Achievements and remaining challenges

On 19th September 2017, Decred completed the first on-chain atomic swap between Decred and Litecoin. This was a big leap towards instant, cross-chain swaps but there were still some challenges to overcome. To reflect the change in ownership, miners must mine new blocks on the blockchain, which can slow things down —especially when there's high volume.

But despite these minor shortcomings, this was an important achievement for atomic swaps and laid the groundwork for further innovation. By openly sharing their success and open-sourcing their code, Decred gave others, like ourselves, a huge head-start in tackling the next milestone. The world had just witnessed an atomic swap on the same blockchain, but what about an atomic swap between two different blockchains?

On October 7th 2017, Altcoin.io completed the first Ethereum to Bitcoin atomic swap. Building upon Decred's success (using Decred's open-sourced git repository) Altcoin.io transferred 0.12345 ETH for 0.12345 BTC. All previous atomic swaps had taken place on the same blockchain, but this was a swap between an ERC20 token (Ethereum) and Bitcoin—a much more complex feat to achieve.

We've spent months building a decentralized exchange that makes trading simple, fast, and safe. This on-chain swap between two of the most important chains was an important milestone—proving that traders' assets can be secured while trades take place.

While building a decentralized exchange, we realized atomic swaps could do so much more. We could build a decentralized version of ShapeShift or Changelly—driven by a community—with more tokens, lower fees, and better security. So that's exactly what we did. Leading us further on our mission to better trading for everyone.

On 17th November, we released the world's first Atomic Swap Wallet to help bring atomic swaps to the masses. This technology has the potential to disrupt every centralized exchange as we know it, and while there was still a lot of work to be done, we wanted traders to experience the power of Atomic Swaps as soon as possible.

Our first version was testnet only, giving us time to work out kinks before releasing a mainnet version. We wanted to ensure the security of this release before allowing real tokens to be atomically swapped. It would only allow Bitcoin and Ethereum to be atomically swapped.


altcoin.io
Atomic swap tokens securely. No middleman required.
DEPOSIT
CONFIRMATION
SWAP
1 BTC = 23.55863 ETH
You are exchanging
ETH 1
USD 958.12
You are getting
REP 15.90568697

desktop & mobile ATOMIC SWAPS

The next technological milestone was to complete an off-chain atomic swap. Off-chain atomic swaps are instant and require essentially zero fees. For any decentralized exchange to be successful transactions need to be instant as prices can change so quickly. We knew this would take something special, which is why we've been exploring on-chain atomic swaps like others before us. But there were privacy, speed, and other challenges that we had to overcome.

Lightning Labs conducted the first off-chain swap on November 16th 2017. This was a proof-of-concept: atomic swaps aren't just feasible, but powerful, flexible, and trustless. Decentralized exchanges founded upon atomic swap technology can give fast, safe trading for the entire crypto community. And that's exactly what we want.

The off-chain atomic swap from Lightning Labs was conducted on the Bitcoin blockchain and we see the next big milestone coming from the ERC20 blockchain over to the Bitcoin blockchain. We feel we can accomplish this with new technologies such as the Raiden Network—which is essentially the Lightning Network for the Ethereum blockchain.

This is our next goal as it enables you to atomically swap any token for any other token, regardless of the blockchain it resides on, instantly, securely, and with minimal fees.

Competitive landscape

Decentralized exchanges have been around for some time. As far back as 2015, BitShares DEX, Coinffeine, and OpenLedger all claimed the coveted world's first decentralized exchange title. EtherDelta, 0x, Kyber Network, AirSwap, and a number of others have joined the fray since.

As for exchanges, ShapeShift's service is the most similar to what Altcoin.io is creating. However, ShapeShift has been hacked because they do hold tokens, though just for one minute. It's not a truly decentralized service, but it is more secure than centralized exchanges. Users visit their website and see what tokens they have available. It's essentially a store where users go to buy tokens, creating a high level of custodial risk for ShapeShift. If a token is dropping in value, ShapeShift is taking on the risk of ending up with tokens that can't be sold back on to the market. Because Altcoin.io never holds any tokens, we are immune to that risk.

 LocalBitcoins.com    bitshares™

 kyber.network    0x

 bisq    AIRSWAP

 SHAPE SHIFT    EtherDelta

Altcoin.io aims to become the crypto community's safest way to trade. We created Altcoin.io to build upon the success of existing centralized and decentralized exchanges while improving upon their flaws. Having pioneered the world's first Atomic Swap between the Ethereum and Bitcoin blockchains, Altcoin.io has the technology and experience to build a cross-chain decentralized exchange.

Currently, all trades within decentralized exchanges are typically settled on smart contracts over the Ethereum network. While smart contracts have some weaknesses, they're a far safer alternative to storing your funds on a centralized exchange.

Altcoin.io will also use smart contracts to a degree, but the aim is to process cross-chain exchanges using Atomic Swaps. Since no other exchange is capable of this yet (though some are close), this is what makes Altcoin.io really stand out.

Common questions

Altcoin.io in a nutshell:

A decentralized exchange that leverages atomic swap technology to perform fast, cheap, and secure trades through smart contract-powered payment channels.

What is a decentralized exchange?

A facilitative mechanism for exchanging cryptocurrencies without requiring traders to relinquish control of their coins. There is no single point of failure, no central repository, no shady organization in which you must entrust your funds in order to trade. A decentralized exchange is a network of connected peers who can trade directly from their wallets while continuously protected by the blockchain architecture.

Benefits:

 Decentralized means you cannot lose your coins through hardware failure, lost credentials, or other negligence.

 Decentralized means the exchange is secure against theft, hacking, and other cyber-crime-whether from internal or external sources.

 Decentralized means you are fully in control of your coins.



What are atomic swaps?

An atomic swap is atomic in the sense that if the swap isn't successful, neither party loses out. The swap takes place or it doesn't—there are no half measures. There are two kinds of atomic swap: on-chain and off-chain. On-chain swaps are great, but off-chain swaps take this concept to another level as they're nearly instant, private, and require almost zero fees.

Both kinds use hashed-time-locked-contracts, or HTLCs. These ensure that neither party can take the offered funds without first offering their own. For example, let's assume Alice and Bob want to exchange BTC for ETH. Alice sends her BTC, Bob sends his ETH, and each declares receipt of their new coins by confirming a cryptographic code, issued by the HTLC. If neither or only one of them confirms the code within a set timeframe, both sets of coins return to their original owners and the exchange is cancelled.

Remember those movies where two people turn separate keys at the same time to open a door or vault? The principle is similar with atomic swaps. If one person is out of sync or doesn't turn their key, nothing happens (and their coins are returned). But if both do as they're supposed to, the vault opens, and each gets their new coins.



What are smart contracts?

Well, the term "smart contract" is a bit of a misnomer. First coined in 1996 by Nick Szabo, computer scientist and cryptographer, he defined a smart contract as: "... a set of promises, specified in digital form, including protocols within which the parties perform on these promises."

In other words, a smart contract is a piece of code on the blockchain that performs an action once certain criteria are met. You can think of it as "if this, then that" logic, though certain blockchains, such as Ethereum, allow much more complex programming. Once the action is done, it's added to the blockchain as a permanent record.

While smart contracts are extremely useful, there's nothing particularly "smart" about them. There are no fancy machine learning algorithms, for example. In fact, smart contracts work best in constrained circumstances, where the code is less prone to unexpected outcomes or bugs—after all, once the action is performed it can't be undone.

Neither are they "contracts" in the traditional sense. There's no legal bearing other than what's written into the code, and no legal precedent. Either the conditions for the code to run are met and the action performed, or nothing happens at all.

Because smart contracts exist on the blockchain, you can program code that self-executes without the need for third parties. For example, if Alice wanted to send Bob 5 BTC every time her wallet balance reaches 10 BTC, a smart contract could perform that action (using atomic swaps, for example) without Alice needing to go through a centralized exchange.

The same principle applies to real word interactions. Industries like logistics, finance, insurance, and Internet-of-Things can all be run on smart contracts without needing intermediaries. This saves a ton of time, effort, and money. And since humans aren't required to facilitate transactions, smart contracts eliminate user error and fraud.



What are payment channels?

Put simply, a payment channel is an off-chain network that runs parallel to the blockchain. Using smart contracts, it allows two (or more) connected parties to perform multiple transactions without broadcasting them to the network. Instead, once users close the channel, the final balance is mined and added to the blockchain in one go. Since payment channels allow exchanges between two or more parties, they're termed "bidirectional". Lightning Network uses Bitcoin's blockchain, while the Raiden Network uses Ethereum's.

To open a bidirectional payment channel, you and your trading partner "deposit" the amount you want to trade. As you're committing that amount to the payment channel for the entire time it stays open, this is called a "commitment".

Let's say Alice and Bob want to trade bitcoin, for example. They each deposit 5 BTC into the payment channel, making its total worth 10 BTC.

The payment channel uses a special "multi-sig" address, meaning that until the channel is closed, Alice and Bob can digitally sign as many transactions between them as they like—up to 10 BTC—without ever broadcasting the changes to the network.

Once Alice and Bob have finished trading, Alice might have 8 BTC and Bob 2 BTC. They close the payment channel, and this final allocation of bitcoin is committed to the blockchain and they can withdraw their funds.

What's exciting about payment channels is that you don't need to open up a payment channel with someone else directly. You just need a path to your intended partner through payment channels that already exist. That's why you have the Lightning Network on Bitcoin's blockchain, and Raiden Network on Ethereum's: the web of existing payment channels creates routes to new trading partners.

Payment channels give traders a number of huge advantages:



Cheap

You only pay blockchain miners to open the channel, and then again to close it. So, if you're making hundreds or even thousands of transactions in that single channel, you only pay for two. Once closed, miners use the final balance of all parties' transactions inside the channel to mine a new block.



Fast

At the moment, on-chain transactions are limited by how fast new blocks are mined. On Bitcoin, for example, this can take up to 10 minutes. So if Alice sends Bob 1 BTC, she broadcasts this to the network and Bob gets his BTC once miners have mined a new block reflecting the change. But with payment channels, you can keep them open as long as you want, transacting as frequently and as fast as your internet speed will allow, and only update the blockchain once the channel closes.

Scalable



Given you're not updating the blockchain every time something changes, you can scale with the number of parties, or "nodes" on the network. You don't even have to open a payment channel directly with someone you want to trade—just a route through the network to your target.

Secure



Payment channels use both digital signatures and Hashed Time Lock Contracts (HTLCs) to prevent fraud, ensuring only intended recipients get their coins. Digital signatures are enabled by multi-sig addresses, requiring all parties to sign-off on a transaction before it's validated. HTLCs are time-limited, so unless affected parties declare receipt of cryptographic codes, no transactions take place. Even if you're trading through several parties or "nodes" on the network, no-one can interfere with your coins.

Private



Since your transactions are off-chain until you close the channel, they're very private. Only your final balance is broadcast to the network, meaning your transaction history is almost impossible to trace.

What is **altcoin.io** ?

We are building a way for people to trade cryptocurrency peer to peer, without ever losing control of their tokens. If our service were to go down or be hacked, users would know their tokens were never in harm's way. All we do is connect one individual to another. We never assume the custodial risk of holding users' tokens, and we don't have any control over users' tokens.

Our mission is to bring the entire cryptocurrency experience together to create a transparent, trustworthy and honest market. We believe that will help take the cryptocurrency industry from where it is today, which is around a $500-$600 billion market cap, up to at least a $1 trillion market cap. We look at CoinBase, an exchange that made $1 billion in revenue in 2017 and they did this by making it really easy to buy Bitcoin and a few other digital assets, including Ethereum and Litecoin.

What CoinBase did for Bitcoin, we want to do for Altcoins. We want to create the easiest way for people to trade securely with atomic swaps which enable you to trade peer to peer with others without your tokens ever leaving your possession.

What makes Altcoin.io different from other cryptocurrency exchanges?

At Altcoin.io, smart contracts are helping us build a decentralized exchange that provides trustless trading for the cryptocurrency community.

By harnessing atomic swap technology within smart contracts, we're enabling on-chain peer-to-peer trades without any middlemen. As payment channels advance, our ultimate goal is to also enable off-chain transactions which would provide near-instant atomic swaps over the Lightning Network (Bitcoin blockchain) or the Raiden Network (Ethereum blockchain).

Crucially, using smart contracts means you don't have to give us anything. Your private keys stay private, known only to you.

This is different from CoinBase, in that when users use dollars to purchase Bitcoin from CoinBase, the digital assets are stored within their centralized web-based wallet, not on the blockchain — so if they get hacked, users could lose their Bitcoin or any other digital assets stored. But since we store everything on a blockchain and do not have access to any wallet private keys, users have full control.

How do atomic swaps work?

With Altcoin.io, users trade via an Atomic Swap, which essentially removes the middleman from an exchange. This technology is what makes our service special, and we truly believe it's going to revolutionize cryptocurrency exchanges.

Let's say Alice and Bob want to exchange Bitcoin for Ethereum. Alice sends her Bitcoin, Bob sends his Ethereum, and they each declare receipt of their new coin with a confirmation code. This is issued by a hashed time-locked contract. So if neither party enters the confirmation code within a set time frame, the coins return to their original owners and the exchange is cancelled. It's kind of like two people having access to a bank vault at the same time. You don't really have to trust the other individual, nor do you have to trust a centralized reserve. Either all parties complete the transaction successfully, or no one does.

These Atomic Swaps are going to change everything. We don't have a middleman, just a floating mathematical algorithm that gives users the ability to switch their tokens simultaneously.

We were the first company to complete an Atomic Swap from one blockchain to a completely different blockchain. We have a deep understanding of how this technology works, and our work is paving the way for traders to exchange two different cryptocurrencies without a centralized exchange. We're solving these complex problems that haven't been solved yet. Our focus on building this exchange around Atomic Swaps is our biggest competitive advantage.

How is an Atomic Swap different from the "smart contract" technology that is part of most cryptocurrency trades?

After we completed the first-ever Ethereum to Bitcoin Atomic Swap, we realized the technology could be used to build not only a wallet around your tokens on a chain, but within that Atomic Swap wallet, we could connect two different individuals and allow them to trade any kind of digital asset for another digital asset.

We are able to swap Bitcoin, which is on one blockchain, for tokens on a completely different blockchain, which is where most tokens are being created today. Most ICOs today are built on the ERC20 protocol. But we developed this technology that allows us to take Bitcoin — the most well-known and the most mainstream cryptocurrency — and swap it for another type of token.

Eventually, the goal is to put thousands of different Altcoins into our network and connect two individuals in a trustless way to transact cryptocurrencies without ever having to worry about losing funds or interacting with a bad actor.

Why haven't other exchanges decentralized?

The difference between a centralized exchange and a decentralized exchange is that the centralized exchange has control of users' funds. These exchanges have vulnerabilities, in the form of hacks and server downtime. Decentralized exchanges don't have the same vulnerabilities, but it's really difficult to build a decentralized exchange that has the same transaction speed. So, when you buy Ripple, Ethereum, Golem, or any other cryptocurrency assets, those trades can happen much faster in centralized exchanges.

It's only in the last year or so that we've been able to build a decentralized exchange that's easy to use and gives users full control over their tokens, but still has the advanced trading options and high liquidity of a centralized exchange.

As payment channels and state channels advance, our ultimate goal is to also enable off-chain transactions which would provide near-instant atomic swaps over the Lightning Network (Bitcoin blockchain) or the Raiden Network (Ethereum blockchain).

How will you decide which currencies to include and which to exclude?

We haven't standardized that yet. But we only want to include good and credible projects. There are a lot of tokens on the market that have low market potential, and frankly, a lot of them are bad investments. All the projects we list on our exchange will have undergone a due diligence process — understanding what value a token has, how strong its development team is and what it will likely be used for.

Atomic swaps allow users to trade anything, including niche coins that aren't available on other exchanges. But we're not going to let every coin on the planet in just because we can. We're focused on having tokens available that we believe are of quality.

Customer protection is broader than that, too. There's a lot of shady actors in the space, and we want to protect against things like bots and forbid pump-and-dump activity, which you see consistently on some of the larger exchanges. We're going to block any sort of activity that doesn't leave a fair playing field for other traders.

How does the wallet interaction work?

When we create a wallet, it comes with a unique key. Users use a smart contract to lock their funds and then put the wallet on a blockchain where only they have access to it. The first way wallets lock is with a memoranic pass phrase, which is 12 words that users write down and store. We never have those words. This method is very secure, but if users lose those 12 words, they can never get their tokens back. On top of that, we encrypt wallets with secure passwords. So, to break in, hackers would need to get users' private keys on the blockchain plus be able to hack a smart contract that holds the funds.

Before taking our exchange live, we will be conducting private 3rd party security audits which will go beyond just our atomic swap smart contracts. We will release a detailed report when finished. It's an important test to make sure our wallets and exchange are as secure as possible.

Cryptocurrency can be complicated. How do you plan to attract customers, especially newcomers to the market?

Last year, we saw an explosion in digital assets. We saw the total market cap rise from under ~$10 billion to, at its peak, ~$800 billion. A lot of people are angling to get into this market, and not just with Bitcoin. Existing exchanges make it difficult to get into the market. We, on the other hand, want to be a transparent company and offer a high level of user experience and support.

What we see a lot of in the industry are exchanges that are not really transparent. Many refuse to share information about their daily trading volume or the assets they have on hand. Even with a reputable service like Coinbase, issues can arise — they rely on centralized services, so when Bitcoin Cash was released recently it reached its peak price and then started to fall, they froze withdrawals and deposits. Because there are no regulations, exchanges make their own rules. We want to build an exchange by traders, for traders, based their feedback, that gives them true autonomy and security.

Also, in looking at other exchanges, I see a huge lack in user experience that builds trust and understanding at every step. For more experienced traders, using something like Bittrex / Poloniex / Binance can seem relatively easy, but for those who are just entering this market, these exchanges can be pretty daunting. We see a huge opportunity to introduce an exchange that, one, is trustworthy; two, is secure due to Atomic Swaps; and three, gives a powerful user experience with a team that's available to help you along the way.

We believe we can attract not only experienced traders, but also traders who are just entering the market and want to diversify their cryptocurrency portfolio beyond Bitcoin.

our Progress So Far

altcoin.io
Founded
August 2017

September 2017
Released preview of advanced decentralized exchange

October 2017
Completed first ever Ethereum and Bitcoin Atomic Swap

November 2017
Released first ever Alpha Atomic Swap Wallet

January 2018
Released Beta Atomic Swap Wallet with multiple tokens to trade.

February 2018
Formal bug bounty and 3rd party security audit

Early Q2 2018
3rd party wallet integrations & white label swap wallet service

Q1 2018
Mainnet Atomic Swap Wallet release (i.e. the engine of our exchange)

Early Q2 2018
Launch of "testnet" advanced DEX trading interface and exchange

Late Q2 2018
Launch of "mainnet advanced DEX trading interface and exchange

our Team

Andrew Gazdecki

Andrew Gazdecki is currently the CEO at Bizness Apps, Inc. and was awarded Inc. Magazine's 30 Under 30 for 2017.



Anto Brajković



Anto Brajković is a system administrator who has worked on deploying server architecture for scale, network security, and reliability.

Azra Mahmutovic

Azra Mahmutovic is a skilled front-end React developer who has worked on many projects with a eye for great UX/UI.



Admir Sabanovic



Admir Sabanovic is a skilled software engineer who brings years of experience building high performance applications.

Nate Freire

Nate "Coinrun" Freire has been a full-time trader since 2013. Nathaniel Freire specializes in Cryptocurrencies, Forex and Equity trading.



Djenad Razic



Djenad Razic is a senior software engineer that brings prior experience developing trading platforms and exchanges. System, Web, Backend, UI.

Sulejman Sarajlija

Sulejman Sarajlija is a back-end software developer who works with blockchain technologies. Enthusiastic about blockchain and cryptocurrencies.



Josh Olszewicz



Josh Olszewicz is a self-taught, full-time trader who began his journey with Bitcoin in 2013, primarily focusing on technical analysis.

CryptoBull

CryptoBull has been trading bitcoin & altcoins for 4-years. Buying low is easy. Hodling is the hard part.



Nick Cote



Nick "Pizpie" Cote is an industry expert who has been trading Bitcoin / Alt-coins and consulting full-time since 2013.

Alan Ezeir

Alan Ezeir is a serial entrepreneur, mentor, and investor with several successful technology exits.

